November 9, 2007

VIA EDGAR AND BY HAND

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 7010

Washington, D.C. 20549-7010

RE:	Och-Ziff Capital Management Group LLC
Amendment No. 9 to Registration Statement
on Form S-1 (File No. 333-144256)

Dear Ms. Long:

On behalf of Och-Ziff Capital Management Group LLC, a Delaware limited liability company (the “Company”), enclosed is a copy of Amendment No. 9 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 8 to the Registration Statement filed with the Commission on November 8, 2007.

The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of November 9, 2007 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers

Securities and Exchange Commission

November 9, 2007

and captions correspond to the page numbers and captions in the preliminary prospectus included in Amendment No. 9 to the Registration Statement.

General

1.	We note your response to prior comment 1. Please disclose in the filing the information that you provided supplementally in response to our comment regarding ownership of DIC Sahir Limited and Dubai International Capital.

In response to the Staff’s comment, the Company has revised the disclosure on pages 12, 76 and 211, as requested.

2.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has no objection to the underwriter compensation discussed in the filing.

The underwriters have informed the Company that the underwriters will arrange to have FINRA, prior to the effectiveness of the Registration Statement, call the Staff or provide the Staff with a letter indicating that FINRA has no objections to the underwriter compensation discussed in the filing.

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Securities and Exchange Commission

November 9, 2007

Please telephone the undersigned at (212) 735-2950 if you have any questions or need any additional information.

Very truly yours,

/s/ Jennifer A. Bensch

Jennifer A. Bensch

cc:	Securities and Exchange Commission
Patricia Armelin
Anne McConnell

Och-Ziff Capital Management Group LLC
Joel M. Frank
Jeffrey C. Blockinger

Sullivan & Cromwell LLP
Jay Clayton
Glen T. Schleyer